Michael K. Krebs Direct Line: (617) 439-2288 Fax: (617) 310-9288 E-mail: mkrebs@nutter.com

December 20, 2023

CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Volley (volleym@sec.gov)
Michael Henderson (hendersonM@sec.gov)
James Lopez (lopezJ@sec.gov)
Madeleine Joy Mateo (mateom@sec.gov)

Re:	Eastern Bankshares, Inc.
Registration Statement on Form S-4
Submitted November 13, 2023
CIK No. 0001810546
File No. 333-275479

Ladies and Gentlemen:

We are writing in response to your letter dated December 11, 2023, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on the above-referenced registration statement on Form S-4 (the “Registration Statement”) filed by Eastern Bankshares, Inc. (the “Company” or “Eastern”). The Company has considered the Staff’s comments and its responses are set forth below. To facilitate the Staff’s review, we have keyed the Company’s responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold print.

In addition, we hereby submit Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company has revised in response to the Staff’s comments and to update other disclosures.

U.S. Securities & Exchange Commission

December 20, 2023

Risk Factors, page 28

1.	Please revise to identify the “certain employees” and “certain executive officers” in the first and last risk factors on page 29, respectively.

Company Response:

To address the Staff’s comments, the Company has revised its disclosures within the first and last risk factors appearing on page 29 of the joint proxy statement/prospectus to provide greater specificity with respect to the Cambridge employees and executive officers affected by the merger.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 37

2.

Please present each adjustment separately on the face of the pro forma balance sheet (e.g., Other Assets, Common Stock, APIC, Retained Earnings, etc.). Additionally, please reference each adjustment to a note that clearly explains the basis for each adjustment with appropriate quantification.

Company Response:

In Amendment No. 1, the unaudited pro forma condensed combined balance sheet on page 37 of the joint proxy statement/prospectus and the associated notes have been revised to address the Staff’s comments.

Unaudited Pro Forma Condensed Combine Statement of Income, page 38

3.	Please revise to present results only through income from continuing operations. Please refer to Rule 11-02(b)(1) of Regulation S-X.

Company Response:

In Amendment No. 1, the unaudited pro forma condensed combined statements of income on pages 38 and 39 of the joint proxy statement/prospectus and the associated notes have been revised to address the Staff’s comments.

U.S. Securities & Exchange Commission

December 20, 2023

Unaudited Pro Forma Condensed Combined Financial Information – 3. Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheets, page 41

4.

It appears that anticipated restructuring expenses described in adjustments A and F represent Management’s Adjustments that, if needed, should only be presented in the explanatory notes in the form of a reconciliation. Please revise as appropriate or tell us why you believe they represent Transaction Accounting Adjustments. Please revise corresponding adjustment F in the statement of income as needed. Refer to Rule 1102(a)(7) for guidance.

Company Response:

Amendment No. 1 reflects that the unaudited pro forma condensed combined statements of income on pages 38 and 39 of the joint proxy statement/prospectus and the associated notes have been revised to eliminate anticipated restructuring expenses from the presentation and to reflect estimated transaction costs of $4.0 million which had not yet been incurred as of September 30, 2023.

Background of the Merger, page 55

5.

We note your discussion on page 56 that Messrs. Rivers and Sheahan had “discussed the potential strategic benefits of a business combination” prior to the first quarter of 2023 but that a potential business combination “was not sufficiently compelling.” We also note your reference to other potential transaction partners, such as in the second paragraph on page 59. Please revise to clarify the reasons why Messrs. Rivers and Sheahan determined that a business combination had become compelling in the first quarter of 2023. For example, it is unclear to what extent Eastern’s exploration of a sale of Eastern Insurance in late May led to Mr. Rivers initiating the conversation about a business combination with Mr. Sheahan on June 7. Similarly it is unclear to what extent Eastern’s “balance sheet repositioning” during the first quarter of 2023 related to the decision to reconsider a business combination with Cambridge. Additionally, explain in more detail whether and, if not why not, other potential business combination parties were considered.

Company Response:

Amendment No. 1 contains additional disclosure on pages 56-59 to clarify (i) what led to Mr. Rivers initiating the conversation about a business combination with Mr. Sheahan on June 7 (pages 56-58) and why the Cambridge board of directors authorized Cambridge to engage in substantive discussions with Eastern regarding a potential business combination (pages 58-59); (ii) the relevance of the anticipated sale of

U.S. Securities & Exchange Commission

December 20, 2023

Eastern Insurance to Mr. Rivers initiating the conversation about a business combination with Mr. Sheahan on June 7 (pages 56-57); (iii) the relevance of Eastern’s “balance sheet repositioning” during the first quarter of 2023 to the discussions between Eastern and Cambridge regarding a potential business combination (page 58); and (iv) the extent to which Cambridge considered potential business combination with parties other than Eastern and the relative advantages and disadvantages of partnering with a party other than Eastern (pages 58-59).

The Company notes that the Registration Statement continues to disclose that Mr. Sheahan, not Mr. Rivers, previously concluded that a business combination “was not sufficiently compelling.” See page 56 of Amendment No. 1 (“Mr. Sheahan, after discussions with the Cambridge board of directors, concluded that Cambridge’s current business strategy offered the best opportunity to enhance shareholder value and that Eastern’s preliminary interest in a potential business combination was not sufficiently compelling to engage in substantive discussions.”).

6.	Please revise and expand your background discussion to identify the key negotiation considerations as well as how and why material terms were revised over time. For example, we note that:

a.

During the June 7, 2023 meeting, Mr. Rivers and Mr. Sheahan discussed the executive leaders of Cambridge’s wealth management unit and private banking division; however, you do not describe any discussions related to continued employment or involvement of such persons post-business combination;

Company Response:

Amendment No. 1 contains additional disclosure on page 57 to explain the genesis of discussions related to continued employment or involvement, post-business combination, of the executive leaders of Cambridge’s wealth management unit and private banking division.

b.	On page 59 you refer to “preliminary pro forma analysis,” but you do not explain or quantify it;

Company Response:

Amendment No. 1 contains additional disclosure on page 60, stating that (i) the pro forma analysis included the impact of the sale of Eastern Insurance’s business assuming, based on Eastern’s guidance at Cambridge’s direction, an estimated benefit to Eastern’s tangible common equity of $325 million, and (ii) Eastern’s guidance assumed a net after-tax gain of $240 million on the sale plus the elimination of intangible assets attributable to Eastern Insurance.

U.S. Securities & Exchange Commission

December 20, 2023

The Company respectfully submits that additional disclosure of preliminary pro forma analyses is not material. The most relevant pro forma analysis appears in the Unaudited Pro Forma Condensed Combined Financial Information in the joint proxy statement/prospectus beginning on page 35.

In addition, Amendment No. 1 contains additional disclosure on page 64 to the effect that the Company’s September 19, 2023 press release disclosing the definitive agreement to sell Eastern Insurance stated that the Company anticipated realizing a $260 million net after-tax gain on that sale.

c.	In the second full paragraph on page 59, you refer to “an update on their preliminary analysis of the financial impact of the potential transaction,” but you do not explain or quantify it;

Company Response:

Amendment No. 1 contains additional disclosure on page 60, stating that (i) the pro forma analysis included the impact of the sale of Eastern Insurance’s business assuming, based on Eastern’s guidance at Cambridge’s direction, an estimated benefit to Eastern’s tangible common equity of $325 million, and (ii) Eastern’s guidance assumed a net after-tax gain of $240 million on the sale plus the elimination of intangible assets attributable to Eastern Insurance.

In addition, as noted above, Amendment No. 1 contains additional disclosure on page 64 to the effect that the Company’s September 19, 2023 press release disclosing the definitive agreement to sell Eastern Insurance stated that the Company anticipated realizing a $260 million net after-tax gain on that sale.

d.

In the same paragraph you refer to “key open issues,” but you do not identify any key issues other than whether the draft merger agreement would include the sale of Eastern Insurance as a condition; and

Company Response:

Amendment No. 1 reflects that the Company has deleted from the disclosure on page 60 the phrase “key open issues.” The only open issue in the draft merger agreement material to the Eastern and Cambridge shareholders was whether the draft merger agreement would include the sale of Eastern Insurance as a condition. In addition, the Company has added new disclosure on page 61 that the Cambridge board of directors also discussed the post-closing governance of the combined company.

U.S. Securities & Exchange Commission

December 20, 2023

e.

In the second to last paragraph on page 60, you refer to market conditions and “the relative trading prices” of the companies’ common stock as reasons for changes to the exchange ratio, but you do not explain the market conditions, relative prices or changes to the prices.

Company Response:

Amendment No. 1 contains additional disclosure on page 61 in response to the Staff’s comment.

7.

Please provide a brief description of the material discussions or actions that took place during the July 26, 2023 meeting. Please also describe the “certain assumptions” and “certain strategic and operational benefits,” as referenced on page 57.

Company Response:

Amendment No. 1 contains additional disclosure on page 59 in response to the Staff’s comment, explaining the context and limited purpose of the July 26, 2023 meeting.

Certain Unaudited Prospective Financial Information – Certain Stand-Alone Eastern Prospective Financial Information used by BofA Securities, page 87

8.

Please advise us the extent to which the estimated long-term annual growth rates used to extrapolate Eastern’s financial results for 2025 through 2029 are consistent with historical performance and incorporate recent volatility in interest rates. If the projections are not in line with historic operating trends, please advise us why the change in trends is appropriate or assumptions are reasonable. Please similarly advise us regarding Cambridge’s extrapolated financial results on page 88.

Company Response:

Amendment No. 1 includes additional disclosure on pages 89 and 90 in response to the Staff’s comments with respect to BofA Securities’ analysis and J.P. Morgan’s analysis, respectively, confirming that the projections in both analyses assume that the respective business is operating in the ordinary course.

U.S. Securities & Exchange Commission

December 20, 2023

Material U.S. Federal Income Tax Consequences of the Merger and the Holdco Merger, page 127

9.

We note your statement that your discussion of the material U.S. federal income tax consequences “is for general information only.” Investors are entitled to rely on your disclosure. Please revise to eliminate these inappropriate disclaimers. For guidance, please refer to Section III.D of Staff Legal Bulletin No. 19.

Company Response:

Amendment No. 1 reflects that the Company has revised the discussion of the material U.S. federal income tax consequences beginning on page 129 to eliminate the statement that the tax disclosure is “is for general information only.”

The Company believes there are no additional disclaimers that are inconsistent with the Staff guidance in Section III.D of Staff Legal Bulletin No. 19.

Exhibits

10.

We note the tax opinion filed as Exhibit 8.1. Please clearly state in such opinion that the disclosure in the Material U.S. Federal Income Tax Consequences of the Mergers and the Holdco Merger section of the prospectus is the opinion of the named counsel. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Company Response:

The Company has filed a revised tax opinion as Exhibit 8.1 to Amendment No. 1 that addresses the Staff’s comment.

11.

Please provide the award agreements or documents governing the Cambridge Restricted Stock Unit Awards, Cambridge Performance Stock Unit Awards, and the Cambridge Restricted Share Awards as exhibits or tell us why you do not need to provide such documents.

Company Response:

Cambridge has filed a Current Report on Form 8-K, dated December 19, 2023, filing the award agreements or documents governing the Cambridge Restricted Stock Unit Awards, Cambridge Performance Stock Unit Awards, and the Cambridge Restricted Share Awards as exhibits. Amendment No. 1 reflects that the Company has revised the section of the Registration Statement titled “Incorporation of Certain Documents by Reference— Cambridge SEC Filings (SEC File No. 001-38184)” to list that Form 8-K.

U.S. Securities & Exchange Commission

December 20, 2023

General

12.

We note the statements on pages 33 and 101 regarding approvals and consents from various bank regulatory and other authorities, some of which may impose conditions on the completion of the merger or require changes to the terms of the merger. Please advise us of the anticipated timing of such approvals and consents and the nature of any anticipated conditions.

Company Response:

Amendment No. 1 includes additional disclosure on pages 24, 31 and 105 that addresses the Staff’s comment.

U.S. Securities & Exchange Commission

December 20, 2023

If you have any questions or require any additional information, please do not hesitate to contact me at (617) 439-2288 or mkrebs@nutter.com.

Sincerely,

/s/ Michael K. Krebs
Michael K. Krebs

MKK:

cc:	Mr. Robert F. Rivers
Chair and Chief Executive Officer
Eastern Bankshares, Inc.

Mr. James B. Fitzgerald
Chief Administrative Officer, Chief Financial Officer
Eastern Bankshares, Inc.

Kathleen C. Henry, Esq.
Executive Vice President, General Counsel and Corporate Secretary
Eastern Bankshares, Inc.

Richard A. Schaberg, Esq.
Les B. Reese, III, Esq.
Hogan Lovells US LLP